UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 17 June, 2009

ASX & MEDIA RELEASE
17 JUNE, 2009

INDEPENDENT DATA MONITORING COMMITTEE REVIEWS MARSHALL EDWARDS, INC.’S ARRANGEMENTS FOR DATA ANALYSIS OF THE OVATURE TRIAL

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) has just made the following announcement.

New Canaan, Connecticut., 17 June, 2009 - The Independent Data Monitoring Committee (IDMC) created to oversee the conduct of the Phase III OVArian TUmor REsponse (OVATURE) Trial, which convened during the recent Annual Meeting of the American Society of Clinical Oncology, considered the data accumulated to date and reviewed the arrangements announced by the Company for early termination of patient enrolment into the study.

The IDMC reviewed available unblinded data from 117 subjects and noted that, at the time of termination of recruitment, 142 subjects had been randomised to the study.

The IDMC supported the Company’s decision to close the study to accrual, and, in a review of the available safety data, the IDMC confirmed that there were no safety concerns with phenoxodiol in these subjects.  Consistent with the IDMC charter, the Company will convene an expert committee to review the IDMC recommendations including those with respect to the disposition of subjects remaining in the OVATURE study.

The IDMC recommended that the final analyses be completed as soon as possible.  A full review of the outstanding tasks now indicates that completion of data collection and database lock will likely require a further six months for analysis of the primary efficacy endpoint of Progression Free Survival.  At that stage, a number of pre-specified subset analyses will also be performed.

The IDMC was advised that, since the tasks to achieve full study completion and database lock were now clearly defined, the previous Clinical Services Agreement has been terminated and a new contract is being established for the final stages of data collection and site close-out.  This is being offered by way of tender to a number of Contract Research Organisations, to ensure the study is completed as quickly and as efficiently as possible.

The OVATURE trial is a major multi-centre international Phase III clinical trial of orally-administered investigational drug phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs, to determine its safety and effectiveness when used in combination with carboplatin.

The OVATURE trial recruited ovarian cancer patients whose cancer initially responded to chemotherapy, but had since become resistant or refractory to traditional platinum treatments.  The trial was approved by the U.S. Food and Drug Administration (FDA) under a Special Protocol Assessment (SPA) program, and the protocol provided for an analysis of interim results after 95 of the planned 340 recruited patients experienced disease progression.   It is anticipated that analyses after the early termination of recruitment following randomisation of 142 patients will yield results from a greater number of progressed patients than was required for the planned interim analysis.

About phenoxodiol:

Phenoxodiol is being developed as a chemosensitizing agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers.  It is believed to have a unique mechanism of action, binding to cancer cells via a cell membrane oxidase, causing major downstream disturbances in expression of proteins necessary for cancer cell survival and responsible for the development of drug resistance.

In cancer cells, phenoxodiol appears to selectively inhibit the regulator known as S-1-P (sphingosine-1-phosphate) that is over-expressed in cancer cells.  In response to phenoxodiol, the S-1-P content in cancer cells is decreased, with a consequent decrease in expression of the pro-survival proteins XIAP and FLIP, inducing cancer cell death via caspase expression and promoting sensitivity to other chemotherapeutics.  Indeed, in laboratory studies, it has been demonstrated that drug-resistant ovarian cancer cells pre-treated with phenoxodiol were killed with lower doses of chemotherapy drugs.

Importantly, phenoxodiol has been shown not to adversely affect normal cells in animal and laboratory testing.

Phenoxodiol has received Fast Track status from the FDA to facilitate its development as a therapy for recurrent ovarian and prostate cancers.

Phenoxodiol is an investigational drug and, as such, is not commercially available.  Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by FDA as being safe and effective for the intended use.

About Marshall Edwards, Inc:

Marshall Edwards, Inc. (NASDAQ: MSHL) is a specialist oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from a flavonoid technology platform, which has generated a number of novel compounds characterised by broad ranging activity against a range of cancer cell types with few side effects.  The combination of anti-tumour cell activity and low toxicity is believed to be a result of the ability of these compounds to target an enzyme present in the cell membrane of cancer cells, thereby inhibiting the production of pro-survival proteins within the cell.  Marshall Edwards, Inc. has licensed rights from Novogen Limited (ASX: NRT - NASDAQ: NVGN) to bring three oncology drugs – phenoxodiol, triphendiol and NV-143 – to market globally.  Marshall Edwards, Inc. is majority owned by Novogen, an Australian biotechnology company that is specialising in the development of therapeutics based on a flavonoid technology platform.  More information on phenoxodiol and on the Novogen group of companies can be found at www.marshalledwardsinc.com  and www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third party patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.